SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

   Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                     RYANAIR OPENS 9 NEW DUBLIN ROUTES FROM APRIL 2014

RYANAIR TO CREATE 300 DIRECT & 1,000 INDIRECT JOBS

ALMERIA, BARI, BASEL, BUCHAREST, CHANIA, COMISO, LISBON, MARRAKESH, PRAGUE & INCREASED FLIGHTS ON 8 EXISTING ROUTES

Ryanair, Ireland's favourite airline, today (14 Nov) announced it will open 9 new routes from Dublin (from April 2014) as well as increased frequencies on 8 existing routes, which will deliver an additional 700,000 passengers p.a. and support 700* new on-site jobs at Dublin Airport. This new capacity is the final part of the 1 million passenger growth that Ryanair promised to deliver at the main Irish airports as a direct result of the Government's decision to scrap the €3 travel tax from April 2014.

Ryanair's growth at Dublin from April 2014 will deliver:

• 9 new routes to Almeria, Bari, Basel, Bucharest, Chania, Comiso, Lisbon, Marrakesh & Prague
• 85 Dublin routes in total
• More flights & improved schedules on the Birmingham, Bristol, Edinburgh, Glasgow (PIK), London (STN), Madrid, Manchester and Nice routes (from 300 to 400 flights p/w)
• Over 700,000 new Ryanair passengers p.a. at Dublin (8.25m in total)
• 1,000,000 new customers which will create over 1,000* jobs at Ireland's airports

Ryanair also announced that it will create over 300 new direct jobs in Ireland in 2014, for pilots, cabin crew, customer service specialists and software developers as the airline rolls out an extensive programme of customer service and website improvements. These 300 new Ryanair jobs will be in addition to the 1,000 indirect jobs that will be created at Dublin, Knock and Shannon airports to cater for the 1 million passenger growth which Ryanair will deliver from April 2014 following the scrapping of the travel tax.

1 MILLION NEW PASSENGERS FROM APRIL 2014
	2013/14	2014/15	Growth
DUBLIN	7,550,000	8,250,000	700,000
CORK	865,000	865,000	-
KERRY	270,000	270,000	-
KNOCK	500,000	580,000	80,000
SHANNON	450,000	750,000	300,000
TOTAL	9,635,000	10,715,000	+1,080,000

Ryanair's Michael O'Leary said:

    "Ryanair is pleased to deliver 9 new Europe routes to/from Dublin and over 1m new passengers for Ireland (which will create over 1,000 new jobs at the Irish airports) in direct response to the Government's welcome initiative to scrap the €3 air travel tax from April 2014. A critical component of this growth will be 100 extra weekly flights into Dublin from Britain, which will reverse the recent tourism declines in UK visitors coming to
    Ireland. Ryanair's fares on these new Europe routes start from €29.99, which is half the price of Aer Lingus' lowest fares (€60) to Lisbon, Madrid, Nice and Prague.

   We are also proud to confirm that we will create over 300 new direct jobs in Ryanair in Ireland in 2014 to crew our new based aircraft and to help us roll out our very exciting growth plans, which will include significant improvements to the Ryanair.com website and to our industry leading customer service."

daa's Kevin Toland said:

    "Daa is pleased by Ryanair's decision to accelerate its growth at Dublin Airport in response to the Government's decision on the air travel tax and the attractive suite of incentives we offer to airlines launching new services or increasing passenger numbers. This year represents the third successive year of growth at Dublin Airport on both short and long haul services, which is very positive for tourism and the overall economy, and today's announcement provides a strong platform for continuation of this trend."

Ends.

          9 New Europe Routes April 2014                                                                      8 Routes With More Flights
Almeria	4 weekly	Birmingham	6 to 8 daily
Bari	4 weekly	Bristol	4 to 6 daily
Basel	6 weekly	Edinburgh	4 to 8 daily
Bucharest	8 weekly	Glasgow (PIK)	4 to 6 daily
Chania	4 weekly	London (STN)	16 to 18 daily
Comiso	4 weekly	Madrid	14 to 18 weekly
Lisbon	14 weekly	Manchester	8 to 10 daily
Marrakesh	4 weekly	Nice	4 to 6 weekly
Prague	10 weekly

*ACI research confirms up to 1,000 'on-site' jobs are sustained at international airports for every 1m passengers

For further information
please contact:           Robin Kiely                              Joe Carmody
                                     Ryanair Ltd                               Edelman Ireland
                                     Tel: +353-1-8121212              Tel: +353-1-6789333
                                     press@ryanair.com                 ryanair@edelman.com

About Ryanair:
Ryanair is Europe's favourite low fares airline, operating more than 1,600 daily flights (over 500,000 per year) from 57 bases, across 1,600 low fare routes, connecting 182 destinations in 29 countries and operating a fleet of over 300 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 175 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,000 highly skilled professionals, will carry over 81 million passengers this year and has an outstanding 29-year safety record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 14 November, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary